SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

           Under the Securities Exchange Act of 1934 (Amendment No. 2)




                          LYNCH INTERACTIVE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock Par Value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    551146103
                                    ---------
                                 (CUSIP Number)

                                   John Fikre
                          Lynch Interactive Corporation
                             401 Theodore Fremd Ave.
                               Rye, New York 10580
                                 (914) 921-8821
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                    January 17, 2004
                                    ----------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box[ ].

CUSIP No. 551146103                                                          13D
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1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Marc Gabelli
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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)
                                                                            (b)

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  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
        PF

--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2 (d) OR 2 (e)

--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
           USA

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             NUMBER OF                : 7   SOLE VOTING POWER
                                      :
              SHARES                  :     8,700 (ITEM 5)
                                      :-----------------------------------------
           BENEFICIALLY               : 8   SHARED VOTING POWER
                                      :
              OWNED                   :     NONE
                                      :-----------------------------------------
             BY EACH                  : 9   SOLE DISPOSITIVE POWER
                                      :
            REPORTING                 :     8,700 (ITEM 5)
                                      :-----------------------------------------
             PERSON                   :10   SHARED DISPOSITIVE POWER
                                      :
              WITH                    :     NONE
                                      :
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,700 (ITEM 5)

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.31%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        IN

--------------------------------------------------------------------------------

CUSIP No. 551146103                                                          13D
--------------------------------------------------------------------------------

1    NAMES OF REPORTING PERSONS

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     M4E LLC
                                                       I.D. NO. 13-3056041
--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)
                                                                          (b)

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
      WC

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2 (d) OR 2 (e)

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      New York

--------------------------------------------------------------------------------
             NUMBER OF                : 7   SOLE VOTING POWER
                                      :
               SHARES                 :     NONE (Item 5)
                                      :-----------------------------------------
            BENEFICIALLY              : 8   SHARED VOTING POWER
                                      :
               OWNED                  :     NONE (Item 5)
                                      :-----------------------------------------
              BY EACH                 : 9   SOLE DISPOSITIVE POWER
                                      :
             REPORTING                :     NONE (Item 5)
                                      :-----------------------------------------
               PERSON                 :
                                      :10   SHARED DISPOSITIVE POWER
                                      :
                WITH                  :     NONE (Item 5)
                                      :
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        NONE (Item 5)

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        CO
--------------------------------------------------------------------------------

Item 1. Security and Issuer
        -------------------

     This Amendment No. 2 to Schedule 13D on the Common Stock of Lynch Interactive Corporation (the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D") which was originally filed on December 15, 2003. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.


Item 5. Interest In Securities Of The Issuer
        ------------------------------------

       Item 5 is amended, in pertinent part, as follows:

     (a) The aggregate number of Securities beneficially owned by the Reporting Persons is 8,700 shares, representing 0.31% of the 2,782,151 shares reported as being outstanding in the Issuer's most recent 10-Q for the quarter ended September 30, 2003. The Reporting Persons beneficially own those Securities as follows:

                                      Shares of         % of Class of
Name                                Common Stock            Common
----                                ------------            ------

Marc Gabelli .................         8,700                 0.31%

M4E ..........................             0                 0.00%


     (c) On January 17, 2004, M4E assigned to MJG-IV Limited Partnership its rights under that certain Stock Option Agreement dated December 4, 2003, between Mario J. Gabelli and M4E pursuant to which M4E acquired an option to purchase 480,000 of the Securities from Mario J. Gabelli at an exercise price of $15.64 per share (upon exercise of the option, the option holder will receive a credit of 80% of the amount paid for the option, i.e. a $.40 per share credit). In consideration of the assignment, MJG-IV Limited Partnership agreed to reimburse M4E the aggregate option price of $240,000 paid by M4E to Mario J. Gabelli.

     (e) Each Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer's outstanding common stock on January 17, 2004.

Signature
---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2004

                                         MARC J. GABELLI
                                         M4E, L.L.C.



                                         By:/s/ James E. McKee
                                            ------------------
                                            James E. McKee
                                            Attorney-in-Fact